1060293

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02026433

REGISTRANT'S NAME JSC Svyazinform of the Chelyabinsk Region

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 4768 FISCAL YEAR 12-31-99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1-18-02

82-4768

Annual Report of JSC "Svyazinform" of the Chelyabinsk Region for 1999

Approved of the Annual General Meeting of Shareholders on May 18, 2000

I. INFORMATION ON THE COMPANY

1.1. Full official name:
Open Joint Stock Company "Svyazinform" of Chelyabinsk Region.

1.2. Seat and mail address:
161 Ulitsa Kirova, Chelyabinsk, 454000, Russia.

1.3. State registration date and number:
Registered: by Resolution of the Head of Administration of the Central District of Chelyabinsk on May 19, 1993. State Registration No. 302-2.

Re-registered: the Charter of the Company was re-registered, pursuant to the Federal Law "On Joint Stock Company" on July 24, 1996 by Resolution of the Head of Administration of the Central District of Chelyabinsk No. 1321-3

1.4. Number of shareholders entitled to take part the Annual General Meeting on May 18, 2000 - 1292, including owners of common shares - 1292

The major shareholders holding over 2 % of the Company's voting shares on April 3, 2000

	Shareholder's Name	Legal Address	Percentage of voting shares
1.	JSC "Svyazinvest"	55/2 Plyushiha Ulitsa, Moscow, 119121	56.344
2.	JSC "Bank Credit Swiss First Boston AO"	5 Nikitsky Pereulok, Moscow, 103009	8.36
3.	"Taft Enterprises Limited"	2-4 Arch Makarios, III Avenue, Capital Center 9th floor, Nicosia, Cyprus	8.54
4.	"CITYBANK T/O" Ltd	8-10 Ulitsa Gasheka, Moscow, 125047	3.80
5.	JSC "Depositarno-Kliringovaya Company"	13 Ulitsa Tverskaya-Yamskaja, Moscow, 125047	4.71
6.	"ING Bank (Eurasia) ZAO"/ "ING Depositary"	31 Ulitsa Krasnaya Presnya, Moscow, 123022	3.001

1.5. The Company's Auditor:

Full official name: JSC "Arthur Andersen"

Seat and mail address: 52/2 Kosmodamianskaya nab. Moscow, 113504

Phone: 7(095) 755-9700 Fax: 7(095) 755-9710

Licence No. 001481 by the Central Certification and Licensing Audit Commission of the Ministry of Finance,

Dated: 07.19.1995

Date finish: 19.07.2000

1.6. The Company's Registrar:

Full official name: JSC "Registrator-Svyaz"
Seat: 27 Presnensky Val, Moscow, 123557
Mail address: Box 128, 15 Ulitsa B. Olenya, Moscow, 107014
Licence No. 01147 by the Federal Commission of the Securities Market
Dated: 5.10.1996
Date finish: 8.10.2002

II. FINANCIAL AND BUSINESS ACTIVITY

2.1. Description of the Company's activity in the reporting year on 01/01/2000):
2.1.1. Network development

Table 1

	Indicator	Unit	Plan	Realization	Percentage
1	2	3	4	5	6
1	Growth of the cable long-distance telephone channels' length	thousand channel km	200	-170.7	
	including digital communications lines	thousand channel km	200	-150.3	
2	Growth of the main telephone's number including	lines	23 000	25 600	111.3
	- Urban Network	lines	22 500	24 600	109.3
	- Rural Network	lines	500	1000	200.0
3	Growth of the automatic outcoming channels of automatic long-distance telephone switch	channels		157	
	including regional network	channels		172	

2.1.2. Network conditions

Table 2

	Urban Network	Rural Network	Long-distance Network	
1	2	3	4	
1. Installed network capacity (lines)	598 602	66378	ALDTS – 8	3872
			EWSD (Chelyabinsk)	8496
			EWSD (Magnitogorsk)	1140
including digital switching capacity	253 522	5488		9 636
2. Utilisation of capacity ratio	x	x	ALDTS – 8	70.5
			EWSD (Chelyabinsk)	44.1
			EWSD (Magnitogorsk)	68.42
including regional network			AMTS – 8	73.7
			EWSD (Chelyabinsk)	58.7
	x	x	EWSD (Magnitogorsk)	68.42
3. Penetration ratio (lines on 100 families)	53.4	19.8	x	
4. Quantify of outcoming long-distance calls per capita	x	x		13.5

ALDTS- automatic long-distance telephone switch

Urban and Rural Network

The equipment SDH on fiber-optics connection Chelyabinsk – Chesma was mounted and was adjusted. Telephone cable line was renovated on sector Chesma – Varna - Kartali.

All town and district were provided automatic long-distance telephone connection on 01/01/2000.

Exploitable network capacity in 1999 automatic telephone switches (ATS) increased by 22032 lines, including digital ATS – by 18 732 lines.

Activity of CDMA network development was continued in 1999. Installed network capacity CDMA was increased in following towns:

Magnitogorsk	3000 lines
Chebarkul	1500 lines
Yuzhnouralsk	1500 lines

Installed network capacity сетей on 01/01/2000 equal 598 602 lines, including digital ATS – 253 522 lines.

Digital rate of urban network runs up to 42.4 %.

Rate of the network's exploitation amounts to 90.3 % (85.7 % in 1998).

2.1.3. The main investments in the reporting year

Table 3

	Indicator	Unit	Plan	Realization	Percentage
I	Total investments all financing	million Rubles	183.3	364.7	199
1.	Asset based financing including:	million Rubles	69.7	119.8	172
1.1.	profit	million Rubles	5.2	5.2	100
1.2.	credits from firm-providers	million Rubles	0	0	0
2.	Financing of the Presidential Program "Russian Public Telephone", including:	million Rubles	48.4	44.7	92
	- attracted private funds through voluntary agreements for development communications	million Rubles	0	0	
	- used private funds	million Rubles	0	0	
II.	Installed capacity				
	- ALDTS	channels	0	0	
	- Cable link communication	km	0	272	
	- Relay radio link	km	0	0	
	- ATS	Thousand lines	18.0	22.232	124
	Including Urban Network	Thousand lines	16.5	20.732	126
	Rural Network	Thousand lines	1.5	1.5	100

2.1.4. The indicators of efficiency of the Company's activities

Table 4

	Indicator	Unit	1998	1999
1.	Revenue per line	Rubles	1389.3	1668.0
2.	Income per line	Rubles	161.5	212.5
3.	Income per employee	Rubles	10224.6	15844.9
4.	Lines per employee	lines	63.3	74.5
5.	Expenses per net proceeds from sales	Rubles/ 100 Rubles	68.0	73.8
6.	Expenses for wages per net proceeds from sales	%	18.2	17.7

2.2.The main indicators of the Company's finance activity in the reporting year:

2.2.1.Information about administrated and economic penalties imposed by governmental agencies, civil and arbitration courts within the reporting year.

Table 5

	Date	Government agency, imposing fines	Reasons of imposed fines	Kind of fine	Amount of fine, thousand RUR	Execution
1	2	3	4	5	6	7
1.	02/12/1999	Chelyabinsk Regional Agency of the Government Antimonopoly Ministry	Wrong of the antimonopoly law	Fine	4.17	Paid
2.	02/10/1999	Chelyabinsk Regional Branch of the Government Pension Fund	Wrong of the pension taxation law	Fine	17.0	Paid
3.	02/10/1999	Chelyabinsk Regional Branch of the Government Social Insurance Fund	Wrong of the social insurance taxation law	Fine	1.0	Paid
4.	04/30/1999	Chelyabinsk Regional Agency of the Ministry of Taxes	Wrong of the taxation law	Fine	1.0	Paid
5.	10/10/1999	Chelyabinsk Regional Agency of the Ministry of Taxes	Wrong of the taxation law	Fine	15.5	Paid
6.	09/10/1999	Chelyabinsk Regional Branch of the Government Pension Fund	Wrong of the pension taxation law	Fine	15.0	Paid
1	2	3	4	5	6	7
7.	09/10/1999	Chelyabinsk Regional Branch of the Government Social Insurance Fund	Wrong of the social insurance taxation law	Fine	12.0	Paid

1	2	3	4	5	6	7
8.	02/10/1999	Verhniy Ufaley Regional Agency of the Ministry of Taxes	Wrong of the taxation law	Fine	17.2	Paid
9.	04/07/1999	Verhniy Ufaley Regional Agency of the Ministry of Taxes	Wrong of the taxation law	Fine	17.6	Paid
10.	7/05/1999	Verhniy Ufaley Regional Branch of the Government Pension Fund	Wrong of the pension taxation law	Fine	18.3	Paid
11.	7/05/1999	Verhniy Ufaley Regional Branch of the Government Social Insurance Fund	Wrong of the social insurance taxation law	Fine	0.9	Paid
12.	10/10/1999	Yuzhnouralsk Regional Branch of the Government Pension Fund	Wrong of the pension taxation law	Fine	1.0	Paid

2.2.2. Accounts receivable and accounts payable.

Table 6

	Indicator	Unit	1998	1999	Percentage growth (reduction)
1	Net proceeds from sales of goods, works, services	thousand Rubles	828208	984823	+18.91
2	Total accounts receivable	thousand Rubles	260296	218680	-15.99
	accounts receivable/net proceeds from sales of goods ratio	%	31.42	22.20	
3	Delayed accounts receivable	thousand Rubles	95683	41220	-56.92
4	Accounts payable	thousand Rubles	530945	655557	+12.34
5	Delayed accounts payable	thousand Rubles	9604	6410	-33.26

Currency exchange 1 USD = 27.00 RUR

2.2.3. The Company's Reserve Fund

Table 7
thousand Rubles

	01.01.2000
1. Charter Capital	365233
2. The established Reserve Fund	41316
3. Allocations to the Reserve Fund	0

The Company's Reserve Fund was established in the amount equal to 75.4 % of amount provided the Carter Capital.

Applications of the Company's Reserve Fund in the reporting year:

- to cover losses – 0 thousand Rubles;
- to retirement of bonds – 0 thousand Rubles;
- to repurchase shares – 0 thousand Rubles.

2.2.4. The Company's Net Assets.

Table 8

	01.01.2000
1. Net assets (thousand Rubles)	1478729
2. Carter Capital (thousand Rubles)	365233
3. Reserve Fund (thousand Rubles)	41316
4. Net assets/Charter Capital ratio (line1/line 2) (%)	404.87
5. Net assets/Charter Capital plus Reserve Fund ratio (line1/line 2+line 3) (%)	363.73

Company's net assets reduced for reporting year by 232166 thousand Rubles (13.56 %).

2.2.5. Covering losses of previous periods.

Cost overrun was closed by additional capital in amount 6627 Rubles.

2.2.6. Social indicators.

Table 9

Indicator	Unit	1998	1999
1. The average number of employees	persons	8592	7677
2. Expenses for wages	thousand Rubles	179328	198793
3. Allocations for social needs	thousand Rubles	4776	5111
4. Average wages of the employees (line 1/lime 2)	thousand Rubles	1739	2158
5. Average income for month of the employeeso	thousand Rubles	1786	2213

2.2.7. Dynamic of analytical indicators of financial standing

Table 10

Indicator	1998	1999	Change of indicators
1. Return on profit	0.12	0.17	0.05
2. Own funds/balance ratio	0.76	0.69	-0.07
3. Quick ratio	0.04	0.04	0
4. Current ratio	0.68	0.29	-0.39
5. Own assets/borrowed money ratio	-0.1	-1.01	-0.91

III. Application Company's undistributed profit

Table 11

Indicator	Unit	1999					2000 r. project
		Account balance on the year beginning	Approved of the AGM	Earned income	Actually application	Account balance on the year end	
1	2	3	4	5	6	7	8
I. Undistributed net profit (line 470+line 480 Form1 – line 4 «b» information)	Thousand Rubles	74870	74870	81497	95026		94362
1. Accumulation Fund, total	Thousand Rubles	-	5200	5200	5200	-	-
% of undistributed net profit, including:	%	-	6.95	6.38	6.05	-	-
a) production investments financing	Thousand Rubles	-	5200	5200	5200	-	-
b) other expenses for new property's creation	Thousand Rubles				-	-	
2. Social Fund	Thousand Rubles						
% of undistributed net profit, including:	Thousand Rubles						
a) non-production investments financing	Thousand Rubles						
b) other expenses	Thousand Rubles						

1	2	3			4	5	6
3. Consumption Fund	Thousand Rubles	5315	35772	35772	41797	-710	58667
% of undistributed net profit, including:	%	7.1	47.78	43.89	48.65		62.17
a) Sum distributed among the shareholders us dividends:	Thousand Rubles	-	13282	13282	13282		16535
% of undistributed net profit	%	-	17.74	16.30	15.46		17.52
б) Cost of social complex	Thousand Rubles						
% of undistributed net profit	%						
4. Participating Fund							
% of undistributed net profit							
5. Reserved Fund	Thousand Rubles	41316	-	-	-	41316	-
% of undistributed net profit	%	55.18				48.09	
6. Employee Share Fund	Thousand Rubles	20688				20688	
% of undistributed net profit	%	27.63				24.08	
7. Other expenses	thousand Rubles		33898	40525	48029	-14131	30843
% of undistributed net profit	%	-	45.28	49.73	50.54	-	32.69
Total	thousand Rubles	74870	74870	81497	95026		94362

Table 12
Thousand Rubles

1	Undistributed profit of previous periods (line 470 Form1)	0
2	Undistributed profit of the reporting year (line 480 Form1)	94362
3	Uncovered losses (line 390 Form1)	14841
4	Estimated source of cover losses including:	14841
	a) additional capital	14841
	b) undistributed profit (of previous periods and of reporting year)	-
	c) free surplus of the accumulation fund	-
	d) other sources	-

IV. CORPORATE ACTIONS

4.1. The Charter Capital

On 01.01.2000 the Charter Capital amounted to 365,233,440 Rubles.

Table 13

	Type of Shares	Number of shares	Nominal value of a share (Rubles)
1.	**Issued shares**		
•	Common shares	4,508,023	55.0
•	Preference share type A	1,660,152	55.0
•	Preference share type B	472,433	55.0
2.	**Declared shares**		
•	Common shares	1,246,000	55.0
•	Preference share	-	-

4.2. Changes of the Charter Capital of the reporting year

4.2.1. Change of the Charter Capital

Resolution of growth of the Charter Capital did not pass for 1999.

4.2.2. Information about registration prospectus of the securities

Prospectus of the securities issue did not register in 1999.

4.3. Information about treasury shares

4.3.1. Treasury shares

Decision of share's purchase did not make in 1999.

4.3.2. Sale treasury shares

Treasury shares did not sale.

4.3.3. Treasury shares on 04.01.2000

There were not treasury shares to Company's account on 04/01/2000.

4.4. Income on securities

4.4.1. The income on securities in the reporting year (declared dividends) per share

Table 14

Securities	Nominal value (Rubles)	Interim		For 1999	
		Sum (Rubles)	% of the nominal value	Sum (Rubles)	% of the nominal value
1. Common shares	55.0	-	-	1.18	2.15
2. Preference shares type A	55.0	-	-	5.936	10.79
3. Preference shares type B	55.0	-	-	2.968	5.39

4.4.2. Dividend payments (per share)

Table 15

Securities	For 1998			For 1999 (declared)			Change of dividends for 1999 to dividends for 1998
	(Rubles)	Sum (Rubles)	% of the nominal value	(Rubles)	Sum (Rubles)	% of the nominal value	
1. Common shares	55.0	1.015	1.84	55.0	1.18	2.15	+16.26
2. Preference shares type A	55.0	4.592	8.35	55.0	5.936	10.79	+29.27
3. Preference shares type B	55.0	2.296	4.17	55.0	2.968	5.39	+29.27

4.7. Program of increase of liquidity and prices of Company's stocks.

"Program of increase of liquidity and prices of Company's stocks for 1997-1998" (hereinafter referred to as the Program) prepared and approved of the Board of Directors on 3 quarter 1997.

On 4 quarter 1999 Report of the Program's execution approved of the Board of Directors. The stock market activity and results of Company's work are analyzed in the Report.

Results of the Program's execution:

- Information on the Company's business is available at own website (www.chel.su/rus).
- Audit Firm JSC "Arthur Andersen" conducted checks of Company's activities for 1997, 1998 and 1999.
- Since March 11, 1998 the Registrar JSC "Registrator-Svyaz" keep tabs Register of the Company. JSC "Registrator-Svyaz" has got licence No. 01147 by the Federal Commission of the Securities Market.
- Company issued ADR with supports The Bank of New York and Investment Company "MFK Renaissance". On April 23, 1998 Company's ADR Program registered by SEC USA. Underlying Common Share Ratio 5:1, US Exchange – OTC.
- Company's employees gain experience to prepare information and analytic materials for investors.
- Every year Company ranks the 5th - 6th among the telecommunication companies on the market capitalization (Source: magazine "The Expert").
- Trading volume at the Russian Trading System of the Company's stocks equal US$ 1.5 millions for 1999.

On 1 quarter 2000 the Company's Board of Directors approved a new Program of increase of liquidity and prices of Company's stocks for 2000. The main aim of the new Program is making conditions for growth stocks' prices in future.

4.6. Employee Share Fund.

Company found special Employee Share Fund in according with Charter of the Company. Size of it is equal 5 per cent of net profit. On 01.01.2000 amount of the Employee Share Fund – 20688 thousand Rubles.

4.7. Special general meeting of shareholders in reporting year

There was not special general meeting of shareholders in 1999.

4.8. Activities of the Board of Directors of the Company:

Members of the Board of Directors in the reporting year:

1.	Irina M. Ragozina	Head of the Corporate Management Department JSC "Svyazinvest"
2.	Anatoliy Ya. Ufimkin	General Director of JSC "Svyazinform" of the Chelyabinsk region
3.	Vladimir B. Bukrin	Deputy Governor of the Chelyabinsk region
4.	Alexander M. Lega	Deputy General Director of JSC "Svyazinform" of the Chelyabinsk region
5.	Dmitriy V. Levkovskiy	Representative «Taft Enterprises Limited»
6.	Eugene V. Romanov	Vice-president of the Commercial Bank "Rosbank"
7.	Valeriy A. Chernishev	Deputy General Director of JSC "Svyazinform" of the Chelyabinsk region

Number of meeting of the Board of Directors since its cognizance– 7.

The main approved of the Board of Directors questions:

- execution projects of economic and social development of the Company;
- monitoring receivables and directions of reduction them;
- effective estimator of long-term contributions;
- execution of Program increase of liquidity of Company's shares;
- payment declared dividends;
- execution of the Board of Directors resolutions.

4.9. Activities of the Company's executive powers:

General director,
chief of Management Board Anatoliy Ya. Ufimkin

Members of the Management Board in reporting year:

1.	Anatoliy Ya. Ufimkin	General Director of JSC "Svyazinform" of the Chelyabinsk region
2.	Pavel G. Zavorin	Chief Engineer of JSC "Svyazinform" of the Chelyabinsk region
3.	Anatoliy M. Shadura	Deputy General Director of JSC "Svyazinform" of the Chelyabinsk region
4.	Valeriy A. Chernishev	Deputy General Director of JSC "Svyazinform" of the Chelyabinsk region
5.	Cergey V. Akimenko	Deputy General Director of JSC "Svyazinform" of the Chelyabinsk region
6.	Anna G. Ivanova	Chief Accountant of JSC "Svyazinform" of

		the Chelyabinsk region
7.	Vyacheslav G. Zimin	Deputy General Director of JSC "Svyazinform" of the Chelyabinsk region

Number of meetings of the Management Board in the reporting year – 10.
The main approved of the Management Board questions:

- execution projects of economic and social development of the Company;
- monitoring receivables and directions of reduction them;
- effective estimator of long-term contributions;
- execution of Program increase of liquidity of Company's shares;
- issue of the Company's bonds.

4.10. Activities of the Company's Audit Commission:

Members of the Audit Commission in the reporting year:

1.	Valentina V. Isakova	Member of the Audit Commission
2.	Galina D. Katina	Chief of the Audit Commission
3.	Tamara N. Tretyakova	Member of the Audit Commission

Number of meeting of the Audit Commission in the reporting year – 12.
Conducted 22 checks of Company's activities,
including:

- checks on the instructions of the general meeting of shareholders - 0
- checks on the own initiative - 22
- checks at request of shareholders of more than 10.0 % of the Company's voting shares - 0

Serious errors did not discover following checks of the Audit Commission.

4.11. Efficiency of the Company's participation:

Table 16

	Name of legal entity	Activity's sector of legal entity	Share of entity Charter capital	Amount of participation (thousand Rubles)	Participation income (thousand Rubles)
1	2		3	4	5
1.	Commercial Bank "Svyaz-Bank"	Banking	12.95	7071.33	7071.22
2.	JSC "Svyazinform-complect"	Sale, building	100.0	300.0	0
3.	JSC "Center introduction special system"	Information handling and founding special system	100.0	10.0	0
4.	JSC "Associate "Channel TV"	TV-broadcast	40.0	10.0	0
5.	Ltd "Yuzhno-Uralskiy Cellular Telephone"	GSM-900 cellular services	40.0	25.2	175.0

1	2		3	4	5
6.	Private pension fund "Svyazist"	Provision of pensions	63.33	950.0	0
7.	JSC "Informkurer–svyaz"»	Publishing	6.67	30.0	0
8.	Ltd Radio "New Wave-2"	Broadcasting	5.0	0.10	0
9.	Investment Bank "Chelyabinvestbank"	Banking	0	0.99	2.53
10.	Commercial Sberbank of Russia	Banking	0	0.050	0.053
11.	Local administration town Trehgorniy and state entity "Priborostroitelniy Plant"	development of connection's infrastructure	-	5702.0	4872.3
	Total			14099.64	12121.103

Participation of the Company consist of shares of charter capital (No 1-8), securities (No 9, 10) and working partnership (No 11).

Participation's earned income equal 2310 thousand Rubles in 1999.

Effective of the Company's participation is equal 85.97 per cent for total period and – 16.38 per cent for 1999.

4.12. Participation of the Company in other legal entities

1. The Volga Region Association of Electrical Communications and Information Engineers "Teleinfo" (Samara, Russia)
2. Yuzhno-Uralskaya Chamber of Commerce and Industry (Chelyabinsk, Russia)
3. The Association of CDMA Network Operators (Moscow, Russia)

Anatoly Ya.Ufimkin

General Director
of JSC "Svyazinform" of the Chelyabinsk Region